August 17, 2006
via U.S. mail
Mr. Remy Kozak
President, Chief Executive Officer and Principal
Executive Officer
Power Air Corporation
4777 Bennet Drive, Suite E
Livermore, CA 94551


Re:	Power Air Corporation
	Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed August 2, 2006
      File No. 333-134952
      Quarterly Report on Form 10-QSB
      For the Fiscal Quarter Ended March 31, 2006
      File No. 0-51256


Dear Mr. Kozak:

      We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to prior comment 3.  Based on your
specific
facts and circumstances, we will not object to the use of a
Canadian
audit firm at this time.  However, we note that you are
transitioning
into a new plan of operation and that a majority of your
properties
related to the new plan are located in the United States. If your operations in the United States become significant in the future, we expect you to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..


Form 10-QSB

2. In your response to prior comment 4, you indicate that changes were implemented to address the material weakness identified by your auditors as reported in the Form 10-KSB and Form 10-QSB filed for the fiscal year ended September 30, 2005 and fiscal quarter ended December 31, 2005, respectively. Based on your response, it would appear necessary for you to revise the disclosure in your Form 10-QSB for the fiscal quarter ended march 31, 2006 to specifically identify, as done in your response, the remedial steps taken between the first and second fiscal quarters that you indicate have resulted in an elimination of the material weakness. Please amend your Form 10-QSB accordingly. Ensure that revised certifications accompany your amendment.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director
        cc:    via facsimile
           	Thomas Deutsch, Esq.
            	Lang Michener, L.L.P.
            	(604) 685-7084
Mr. Remy Kozak
Power Air Corporation
August 17, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010